SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 2005

                        Commission File Number 000-28996

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                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name Into English)


                     13 MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F  X            Form 40-F
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      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes                     No  X
         ----                   ----

      If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .
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                                EXPLANATORY NOTE

Attached are the following exhibits:

13.1 Annual Report to Shareholders, which the Company commenced distributing to Shareholders on December 7, 2005.

99.1 The Company's Proxy Statement for its Annual General Meeting of Shareholders to be held on December 29, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ELBIT MEDICAL IMAGING LTD.
                                    --------------------------
                                    (Registrant)


Date: December 8, 2005                    By:    /s/ Shimon Yitzhaki
                                                 ----------------------------
                                          Name:  Shimon Yitzhaki
                                          Title: President

                                  EXHIBIT INDEX
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EXHIBIT NO.       DESCRIPTION
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13.1 Annual Report to Shareholders, which the Company commenced distributing to Shareholders on December 7, 2005.

99.1              Notice of annual general meeting and proxy statement.